Filed Pursuant to Rule 433
Dated June 129, 2009
Registration Statement No. 333-156929

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES G

(Senior Fixed Rate Notes pursuant to the FDICs Temporary Liquidity Guarantee Program)

This debt is guaranteed under the Federal Deposit Insurance Corporations Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDICs regulations, 12 CFR Part 370, and at the FDICs website, www.fdic.gov/tlgp. The expiration date of the FDICs guarantee is the earlier of the maturity date of the debt or December 31, 2012.

Issuer:	General Electric Capital Corporation ("GE Capital")
Guarantor:	Federal Deposit Insurance Corporation ("FDIC")
Ratings:	Aaa/AAA
Trade Date:	June 129, 2009
Settlement Date (Original Issue Date):	June 8July 2, 2009
Maturity Date:	December 281, 2012
Principal Amount:	US $850700,000,000.00
Price to Public (Issue Price):	100.97299.851%
Agents Commission:	0.175%
All-in Price:	100.79799.676%
Accrued Interest	US $ 714,583.33
Net Proceeds to Issuer:	US $ 706,293,583.33
Ranking:	Senior
Treasury Benchmark:	1.875% due June 15, 2012
Treasury Yield:	1.593%
Spread to Treasury Benchmark (Plus or Minus):	Plus 0.740%
Reoffer Yield:	2.333%
Interest Rate Per Annum:	2.625%

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Filed Pursuant to Rule 433
Dated June 29, 2009
Registration Statement No. 333-156929

Interest Payment Dates:	Semi-annually on the 28th of each June and December, commencing December 28, 2009 and ending on the Maturity Date
Day Count Convention:	30/360, Following unadjusted
Business Day Convention:	New York
Denominations:	Minimum of $2,000 with increments of $1,000 thereafter
CUSIP:	36967HAY3
ISIN:	US36967HAY36
Common Code:	043467948
Method of Settlement:	Depository Trust Company (DTC), and its direct participants, including Euroclear and Clearstream, Luxembourg
Trustee:	The Bank of New York Mellon

A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Risk Factors

Investing in the Notes involves risks. See "Risk Factors" in Item 1A of our Quarterly Report on Form 10-Q and our Annual Report on Form 10-K both filed with the Securities and Exchange Commission.

Information Relating to the FDIC Guarantee

Investors should be aware that the FDIC Guarantee (as defined in the prospectus supplement) is made pursuant to the FDICs regulations, 12 C.F.R. Part 370, as specified at the FDICs website, www.fdic.gov/tlgp. On March 17, 2009, the FDIC adopted an interim rule that extends the debt guarantee component of the Temporary Liquidity Guarantee Program to December 31, 2012 for debt issued on or after April 1, 2009. In addition, the interim rule extends to October 31, 2009 the date through which FDIC Guaranteed Notes (as defined in the prospectus supplement) may be issued. For purposes of debt issued under this pricing supplement, all references in the prospectus supplement to the expiration date of the FDIC Guarantee hereby are amended to refer to December 31, 2012 and all references to the date through which FDIC Guaranteed Notes may be issued hereby are amended to refer to October 31, 2009.

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Filed Pursuant to Rule 433
Dated June 29, 2009
Registration Statement No. 333-156929

The regulations governing the FDIC Guarantee may be subject to interpretive decisions and rulemaking by the FDIC that could adversely affect how the FDIC Guarantee would apply to the Notes. The FDIC Guarantee is subject to additional risks as described in the prospectus supplement under "Risk Factors, Risks Relating to the FDIC Guarantee". See "FDIC Guarantee under the Temporary Liquidity Guarantee Program".

Plan of Distribution

The Notes are being purchased by the underwriters listed below, as principal, at 100.898% of the aggregate principal amount less an underwriting discount equal to .175% of the principal amount of the Notes. The Notes will not be exclusively marketed and targeted to retail customers.

Institution Book Runner:	Commitment

Banc of America Securities LLC	$475,000,000
Deutsche Bank Securities Inc.	$225,000,000

Total	$700,000,000

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Additional Information

Reopening of Issue

The Notes are intended to be fully fungible and be consolidated and form a single issue for all purposes with the Issuers issues of US$ 900,000,000 and US$ 500,000,000 principal amount of Fixed Rate Notes due December 28, 2012 as described in the Issuers pricing supplements numbers 4929 and 4930 dated June 11, 2009 and June 18, 2009, respectively.

General

At the quarter ended March 31, 2009, we had outstanding indebtedness totaling $489.177 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at March 31, 2009, excluding subordinated notes and debentures payable after one year, was equal to $479.681 billion.

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Filed Pursuant to Rule 433
Dated June 29, 2009
Registration Statement No. 333-156929

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed

Charges" is hereby amended in its entirety, as follows:

Year Ended December 31,					Three Months Ended
2004	2005	2006	2007	2008	March 31, 2009
1.82	1.66	1.63	1.56	1.24	0.97

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which is considered to be representative of the interest factor of such rentals.

As set forth above, GE Capitals ratio of earnings to fixed charges declined to 0.97:1 in the first quarter of 2009 due to lower pre-tax earnings which were primarily driven by higher provisions for losses on financing receivables in connection with the challenging economic environment. As of March 31, 2009, the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges was $154 million. General Electric Company made a $9.5 billion capital contribution to General Electric Capital Services, Inc. in the first quarter of 2009 (of which $8.8 billion was further contributed to GE Capital through capital contribution and share issuance) to improve tangible capital and reduce leverage and General Electric Company does not anticipate additional contributions in 2009.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT. THE INFORMATION ON THE INTERNET SITE OF THE FDIC IS NOT A PART OF THIS FREE WRITING PROSPECTUS OR ANY PROSPECTUS.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, the issuer or the underwriters participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322 or at Deutsche Bank Securities Inc. at Deutsche Bank Securities Inc at 1-800-503-4611 or Investor Communications of the issuer at 1-203-357-3950.